Exhibit h(5)

FORM OF AMENDMENT NO. 1 TO MASTER SERVICES AGREEMENT

THIS Amendment NO. 1 TO MASTER SERVICES AGREEMENT (this “Amendment”) is made effective as of [date], 2021, by and among CRM Mutual Fund Trust, a Delaware statutory trust (the “Trust”), and Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”) (collectively, the “Parties”).

WHEREAS, the Parties entered into that certain Master Services Agreement dated September 18, 2020 (the “Agreement”); and

WHEREAS, in support of certain corporate governance services to be provided under the terms of the Agreement, the Trust has requested that Ultimus provide an Ultimus employee to serve as the Treasurer of the Trust, and Ultimus has agreed to provide an employee to serve in that capacity subject to certain modifications being made to the Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements herein set forth, the Parties agree as follows:

1.       Amendments.

(a)	Section 3.1. of the Fund Administration Addendum, which is attached to and made part of the Agreement, hereby is deleted and replaced with the following:

3.1       provide individuals reasonably acceptable to the Board to serve as officers of the Trust, including, without limitation, an individual to serve as Treasurer of the Trust, who will be responsible for performing duties typical of such officer(s) as determined by the Board;

(b)	The first paragraph of Section 10.2.A. of the Agreement hereby is deleted and replaced with the following:

A.       Neither Ultimus nor any of its members, managers, officers, or employees shall be liable for any Losses (as defined below) arising from the following:

(c)	Section 10.2.A. of the Agreement hereby is further modified by adding a new subparagraph (4) as follows:

(4)       any act or omission performed by any officer or employee of Ultimus while acting in their capacity as an officer of the Trust; provided that such act or omission was undertaken (or not undertaken, as the case may be) in good faith and in accordance with authority delegated to such officer by the Board;

(d)	Subparagraphs (4) and (5) of Section 10.2.A. of the Agreement hereby are renumbered as subparagraphs (5) and (6) respectively to account for the insertion of the new subparagraph (4) pursuant to Section 1(c) of this Amendment.

(e)	Section 10.3.B. of the Agreement hereby is deleted and replaced with the following:

B.       Notwithstanding the foregoing provisions, the Trust or Fund shall indemnify Ultimus and its members, managers, officers, and employees for any Losses arising from circumstances under Section 10.2.A.

2.       Miscellaneous.

(a)	Except as amended hereby, the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

CRM MUTUAL FUND TRUST

By: ________________________________

Name:

Title:

ULTIMUS FUND SOLUTIONS, LLC

By: ________________________________

Name:

Title: